No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF March 2011

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  *     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

Exhibit 1:

Honda Motor Co., Ltd. (the “Company”) made the announcement about the Company’s and the Company’s subsidiaries and affiliates disaster status up to the current time in relation to the recent earthquake off the Tohoku Pacific Coast.

Exhibit 2:

Honda Motor Co., Ltd. announced that it forecasts an accrual of extraordinary gain in its financial results for the fiscal year ending March 31, 2011.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Fumihiko Ike
Fumihiko Ike
Senior Managing Officer and Director
Chief Operating Officer for
Business Management Operations
(Chief Financial Officer)
Honda Motor Co., Ltd.

Date: April 6, 2011

[Translation]

March 18, 2011

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo, 107-8556 Takanobu Ito President and Representative Director

Notice Concerning Impact of Tohoku Pacific Coast Earthquake

Honda Motor Co., Ltd. (the “Company”) makes the following announcement about the Company’s and the Company’s subsidiaries and affiliates disaster status up to the current time in relation to the recent earthquake off the Tohoku Pacific Coast (the “Earthquake”).

The Company expresses deep condolences for victims of the Earthquake and sincerely hopes for the fastest possible recovery in all regions involved.

Particulars

1. Impact of the Earthquake

(1) Damage

A 43-year old male Honda associate was killed by the wall that broke down during the earthquake at Honda R&D Co., Ltd. in Tochigi which is responsible for automobile research and development, located in Haga-machi, Haga-gun, Tochigi-prefecture. At Honda facilities in Tochigi prefecture, such as Honda R&D Co., Ltd., Tochigi Factory, Honda Engineering Co., Ltd., 16 associates were injured by walls and ceilings that partially broke down during the earthquake. At Honda R&D Co., Ltd. in Asaka which is responsible for motorcycle research and development in Saitama-prefecture, one associate suffered a minor injury.

The Company is currently confirming the status of other facilities and dealerships.

(2) Effect on Manufacturing Operations in Japan

Considering the current situation of the nationwide recovery efforts in Japan, Honda had previously announced the suspension of production until March 20. Today, Honda made the decision to extend the suspension of production of finished units at the following plants until March 23, 2011: for automobiles, Sayama Plant at Saitama Factory (Sayama, Saitama) and Suzuka Factory (Suzuka, Mie) and for motorcycles, Kumamoto Factory (Ozu-machi, Kikuchi-gun, Kumamoto).

Concerning operations from March 24 on, Honda will make decisions based on the status of the recovery of parts supply as well as Japanese society as a whole.

2. Impact on the Company’s Financial Results

The Company is currently evaluating the value of the damage caused by the Earthquake. Should any material impact on the Company’s financial results for the fiscal year ending on March 31, 2011 be anticipated due to the damage, the Company will make a further announcement disclosing the estimated impact.

End

[Translation]

March 23, 2011

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo, 107-8556 Takanobu Ito President and Representative Director

Notice Concerning Extraordinary Gain due to Dissolution of the Joint Venture Agreement for the Affiliated Company

Honda Motor Co., Ltd. (the “Company”) announces that it forecasts an accrual of extraordinary gain in its financial results for the fiscal year ending March 31, 2011.

Particulars

1. Date of Occurrence of the Extraordinary Gain

March 22, 2011 (the date of sale of the shares)

2. Outline of the Extraordinary Gain

The Company resolved at its meeting of the Board of Directors held on December 16, 2010 to sell to its joint venture partners (Bahadur Chand Investments Pvt. Ltd. and Hero Investments Pvt. Ltd.) all the shares held by the Company in Hero Honda Motors Limited (“HHML”), an affiliate of the Company accounted for under the equity method, for the dissolution of the joint venture, and accordingly, the Company executed the share transfer agreement and new license agreements on January 22, 2011. In accordance with the terms of the share transfer agreement, the Company sold all the shares it holds to said joint venture partners as of March 22, 2011.

3. Amount by which the Extraordinary Gain Affects the Results

In unconsolidated financial statements for the fiscal year ending March 31, 2011, an extraordinary gain of JPY 112.2 billion is expected to be recorded as gain from the dissolution of the joint venture. This extraordinary gain includes gain from the sale of the shares and the license agreement. (In consolidated financial statements for the fiscal year ending March 31, 2011, the impact of such extraordinary gain in income before income taxes and equity in income of affiliates is expected to be approximately JPY 80 billion.)

4. Future outlook

There is no substantial impact arising from the above mentioned extraordinary gain on the forecast for the unconsolidated results or the consolidated results for the fiscal year ending March 31, 2011 which were published on October 29, 2010 and January 31, 2011, respectively.

End.